Filed by: American General Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: American General Corporation Commission File No: 001-07981




                        Benefits Questions & Answers

American General's agreement with AIG ensures that the acquisition will not result in any changes to employee benefits prior to the acquisition's completion. Additionally, most benefits, such as health insurance coverage, the thrift plan, and the pension plan, will not be meaningfully affected by the acquisition until at least January 1, 2003. Throughout this transition period, we will continue to conduct annual reviews of our benefits plans to identify ongoing opportunities for modification.

Additional benefits information will be communicated as soon as it becomes available. As benefits are important to you, you should always carefully read employee bulletins you receive about your benefits.

1. What will happen to my health and welfare benefits, like my medical and dental coverage, life insurance, and disability benefits?

The acquisition will not meaningfully affect your employee health and welfare benefits until at least January 1, 2003. Through the end of 2002, there will be no increase in the percentage of cost of medical premiums borne by employees. Life insurance and disability benefit coverage will not materially change during this period.

2.  What will happen to the tax-qualified thrift and retirement plans?

Your current tax-qualified thrift and retirement plans will not be meaningfully affected by the acquisition until at least January 1, 2003. Your pension benefits are protected by law, and under no circumstances will any benefits that you have accrued under our retirement plans be reduced by the acquisition.

We understand that you may have questions regarding the 401(k) thrift plan. American General common stock is a component of this benefit, and it will be substituted with AIG common stock at the exchange ratio. Additionally, you've recently received information about improvements to your thrift plan, and these improvements will proceed as planned.


3. Will I be given credit for my American General service for purposes of participation in AIG's benefit plans beginning January 1, 2003?

Your employment with American General will be counted for purposes of determining your eligibility, vesting, and years of service credit under the AIG benefit plans to the same extent it was recognized by American General (providing that this does not result in a duplication of benefits).

4. How will the acquisition affect other employee programs, such as vacation time and tuition reimbursement?

Like other employee benefits, the acquisition should not meaningfully affect most employee programs, including vacation time and tuition reimbursement, until at least January 1, 2003. During this transition period, all other benefits that are provided to our employees will be at the same economic levels and on terms and conditions not materially different from those provided to our employees prior to the acquisition's completion.

6.  What happens to my benefits under the Job Security Plan?

Eligible employees who lose their jobs within 24 months following the closing of the acquisition may elect to continue their benefit coverage for medical, dental, life, and family accident plans for the same time period as the length of their severance (at least a minimum of four months). However, these benefits will end earlier if you become eligible for similar benefit coverage as a result of new employment.

Under the plan, your cost to continue health and welfare benefits will be the same as if you were still an employee. During the severance period, American General will continue to pay the employer contribution. For more information, please see the Job Security Plan Q&A on AGNet.

7.  When will we begin to see changes?

Very few changes will occur prior to the closing of the acquisition. In the meantime, if you have questions, you may submit them by calling In-Touch, our anonymous toll-free service, at 1-877-MY-INPUT, PIN # AGFG.


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The information provided in this Benefits Questions and Answers is only intended to summarize your benefits. However, in case of any conflict in meaning, the official plan documents will govern. Any such plan may be amended or terminated in accordance with provisions set forth in the official plan documents.


Further information about proxy materials:
American International Group, Inc. ("AIG") and American General Corporation ("American General") have filed a preliminary proxy statement/prospectus and other relevant documents concerning AIG's acquisition of American General with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors are able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting American International Group, Inc., 70 Pine Street, New York, New York, 10270, Attention: Director of Investor Relations, or American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations.

American General and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from American General shareholders to adopt the agreement providing for AIG's acquisition of American General. The participants in this solicitation may include, under SEC rules, the directors and executive officers of American General, who may have interests in the transaction, including as a result of holding shares or stock options of American General. A detailed list of the names and interests of American General's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by American General with the SEC on March 28, 2001. Copies of that filing may be obtained free of charge at the SEC's website at www.sec.gov.